Exhibit 99.1

Company	Wolseley PLC
TIDM	WOS
Headline	Acquisitions update
Released	07:00 15-Aug-06

RNS Number:6488H
Wolseley PLC
15 August 2006

NEWS RELEASE
15 August 2006

Wolseley plc
Acquisitions update

£36 million spent on six acquisitions taking total for the year ended 31 July 2006 to a record £910 million and for year ending 31 July 2007 so far to £26 million

Wolseley plc, the world's largest specialist trade distributor of plumbing and heating products to professional contractors and a leading supplier of building materials, announced today six further acquisitions for an aggregate consideration of £36 million. Three of these acquisitions were completed in the year ended 31 July 2006 and three were completed in the financial year commencing 1 August 2006. In a full year, these acquisitions are expected to add approximately £90 million in additional revenue.

In the financial year ended 31 July 2006, three additional businesses in Europe and North America were acquired for an aggregate consideration of approximately £10 million. These acquisitions are expected to add approximately £29 million to Group revenue in a full year. Since the beginning of the financial year on 1 August 2006, three businesses in Europe and North America have been acquired for an aggregate consideration of approximately £26 million. These acquisitions are expected to add approximately £61 million to Group revenue in a full year. Goodwill and intangible assets related to these acquisitions is estimated to be around £15 million. These totals do not include the acquisition, conditional only upon regulatory approval, to acquire DT Group (formerly known as Danske Traelast) which was announced on 24 July 2006.

North America

On 17 July 2006, Stock Building Supply acquired certain assets of Martin Architectural Products, Inc. ("Martin") from Mike Martin. Martin is a fabricator and supplier of architectural products for commercial and institutional projects based in North Carolina. In the year ended 31 December 2005, Martin had revenue of $26.4 million (£13.9 million) and gross assets of $6.5 million (£3.4 million) at that date.

On 1 August 2006, Ferguson acquired the assets of Water Works Supplies, Inc. ("WWSI") from James Taylor. WWSI distributes water works products and is based in Southern Indiana, Central Eastern Kentucky and Southern Illinois. In the year ended 30 June 2005, WWSI had revenue of $29.5 million (£15.5 million) and gross assets of $5.9 million (£3.1 million) at that date. On 1 August 2006, Ferguson acquired substantially all of the assets of Palermo Supply Co. Inc., Palermo Plumbing Center, Inc., and Palermo Wholesale Supply, Inc. ("Palermo") from those companies. Palermo is a plumbing and heating distributor in Northern New Jersey and the greater New York areas. In the year ended 31 December 2005, Palermo had revenue of $82.9 million (£43.6 million) and gross assets of $17.4 million (£9.2 million) at that date.

Europe

On 1 July 2006, PBM acquired Depont Materiaux from Jean-Louis and Nadine Depont. Depont Materiaux is a distributor of heavyside products with one branch in Chateauvillain, in the East of France. In the year ended 30 September 2005, Depont Materiaux had revenue of €0.5 million (£0.3 million) and gross assets of €33,000 (£22,297) at that date.

On 7 July 2006, Centratec acquired Marmon Keystone Anbuma ("MK") from Eric

Huysentrijt. MK is a distributor of stainless and carbon steel pipe in Belgium, France and the Netherlands and operates from three branches across Belgium. In the year ended 31 March 2006, MK had revenue of €21.2 million (£14.3 million) and gross assets of €7.5 million (£5.1 million) at that date.

On 11 August 2006, Wolseley UK acquired Lunts Heath Limited ("Lunt") from Robert Price and Christopher Price. Lunt is a single branch distributor of building and paving materials based in Cheshire. In the year ended 31 December 2005, Lunt had revenue of £1.7 million and gross assets of £0.5 million at that date.

The divisional split of the total acquisition spend for the year ended 31 July 2006 is:

Division	No. of Acquisitions	Spend £ Million

Europe	22	415
North America	31	495
TOTAL	53	910

The divisional split of the total acquisition spend since 1 August 2006 is:

Division	No. of Acquisitions	Spend £ Million

Europe	1	1
North America	2	25
TOTAL	3	26

Chip Hornsby, Group Chief Executive of Wolseley said:

"We are delighted to announce six further acquisitions which will help us continue to grow our business in Europe and North America. Bolt-on acquisitions like these are an important part of our successful growth strategy. These new companies will be integrated quickly into our existing operations and will deliver value to us from the outset. We have had a record year for acquisitions in 2006, spending £910 million, and I am pleased to confirm the pipeline for 2007 continues to look encouraging."

ENQUIRIES:

Investors/Analysts:
Guy Stainer	0118 929 8744
Head of Investor Relations	07739 778187

John English	001 513 771 9000
Director, Investor Relations North America	001 513 328 4900

Media:
Penny Studholme	0118 929 8886
Director of Corporate Communications	07860 553834

Brunswick	020 7404 5959
Andrew Fenwick
Nina Coad

Exchange Rates

The following exchange rate has been used for the acquisitions noted above: £1 = $1.90, £1 = €1.48

Certain statements included in this announcement may be forward-looking and may involve risks, assumptions and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward looking statements. Forward-looking statements include, without limitation, projections relating to results of operations and financial conditions and the Company's plans and objectives for future operations including, without limitation, discussions of the Company's business and financial plans, expected future revenues and expenditures, investments and disposals, risks associated with changes in economic conditions, the strength of the plumbing and heating and building materials market in North America and Europe, fluctuations in product prices and changes in exchange and interest rates. All forward-looking statements in this respect are based upon information known to the Company on the date of this announcement. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. It is not reasonably possible to itemise all of the many factors and events that could cause the Company's forward-looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of the Company.

Notes to Editors

Wolseley plc is the world's largest specialist trade distributor of plumbing and heating products and a leading supplier of building materials to professional contractors in North America, the UK and Continental Europe. Group revenues for the year ended 31 July 2005 were approximately £11.3 billion and operating profit, before amortisation of acquired intangibles, was £708 million. Wolseley has more than 70,000 employees operating in 14 countries namely: UK, USA, France, Canada, Ireland, Italy, The Netherlands, Switzerland, Austria, Czech Republic, Hungary, Belgium, Luxembourg and Denmark. Wolseley is listed on the London and New York Stock Exchanges (LSE: WOS, NYSE: WOS) and is in the FTSE 100 index of listed companies.

– ENDS –

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